Filed Pursuant to Rule 424(b)(2)
                                               Registration Nos.  333-57884
                                                                  333-57884-01
                                                                  333-57884-02
                                                                  333-57884-03
                                                                  333-57884-04



PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 12, 2001)

                                  $60,000,000

                                   (GPC LOGO)

                  SERIES I 5.25% SENIOR NOTES DUE MAY 8, 2003
                          ---------------------------
     The Series I Senior Notes bear interest at the rate of 5.25% per year. Interest on the Series I Senior Notes is payable semiannually on May 8 and November 8 of each year, beginning November 8, 2001. The Series I Senior Notes will mature on May 8, 2003. The Senior I Senior Notes are not redeemable prior to maturity. The Series I Senior Notes do not have the benefit of any sinking fund.

     The Series I Senior Notes offered by this prospectus supplement constitute a further issuance of, and are consolidated and form a single series with, Georgia Power Company's outstanding Series I 5.25% Senior Notes due May 8, 2003 issued on May 8, 2001 in the principal amount of $90,000,000. Upon completion of this offering, the aggregate principal amount of outstanding Series I Senior Notes will be $150,000,000.

     The Series I Senior Notes are unsecured and rank equally with all of Georgia Power Company's other unsecured indebtedness and will be effectively subordinated to all secured debt of Georgia Power Company. The Series I Senior Notes will be issued only in registered form in denominations of $1,000 and any integral multiple thereof.
                          ---------------------------

                                                       PER SENIOR NOTE         TOTAL
                                                       ---------------      -----------
Public Offering Price................................      100.00%          $60,000,000
Underwriting Discount................................        0.25%          $   150,000
Proceeds to Georgia Power Company (before
  expenses)..........................................       99.75%          $59,850,000

                          ---------------------------
     The initial public offering price set forth above does not include accrued interest which must be paid by the purchaser. Interest on the Series I Senior Notes will accrue from May 8, 2001 and must be paid by the purchaser for the period from May 8, 2001 to the date of delivery. See "Underwriting" for a discussion of expenses in connection with this offering.
                          ---------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                          ---------------------------
     The Underwriter expects to deliver the Series I Senior Notes in book-entry form only through The Depository Trust Company on or about May 17, 2001.
                          ---------------------------

                              SALOMON SMITH BARNEY
                          ---------------------------
May 14, 2001

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES I SENIOR NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT AND SHORT-COVERING TRANSACTIONS IN THE SERIES I SENIOR NOTES IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL ONLY THE SERIES I SENIOR NOTES OFFERED HEREBY, AND ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
The Company.................................................    S-3
Selected Financial Information..............................    S-3
Recent Results of Operations................................    S-4
Use of Proceeds.............................................    S-4
Description of the Series I Senior Notes....................    S-4
Underwriting................................................    S-7

                            PROSPECTUS
About This Prospectus.......................................      2
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
Selected Information........................................      4
Georgia Power Company.......................................      4
The Trusts..................................................      5
Accounting Treatment of Trusts..............................      5
Use of Proceeds.............................................      6
Description of the Senior Notes.............................      6
Description of the Junior Subordinated Notes................      9
Description of the Preferred Securities.....................     15
Description of the Guarantees...............................     15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     18
Plan of Distribution........................................     19
Legal Matters...............................................     20
Experts.....................................................     20

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                                                               TWELVE
                                                                                               MONTHS
                                                       YEAR ENDED DECEMBER 31,                  ENDED
                                           -----------------------------------------------    MARCH 31,
                                            1996     1997     1998     1999       2000          2001
                                           ------   ------   ------   ------   -----------   -----------
                                                             (MILLIONS, EXCEPT RATIOS)       (UNAUDITED)
Operating Revenues.......................  $4,417   $4,386   $4,738   $4,457     $4,871        $4,987
Earnings Before Interest and Income
  Taxes..................................   1,291    1,273    1,245    1,155      1,189         1,213
Net Income After Dividends on Preferred
  Stock..................................     580      594      570      541        559           573
Ratio of Earnings to Fixed Charges(1)....    4.99     4.66     4.49     4.26       4.14          4.15

                                                                  CAPITALIZATION
                                                              AS OF DECEMBER 31, 2000
                                                              -----------------------
                                                              ACTUAL   AS ADJUSTED(2)
                                                              ------   --------------
                                                                 (MILLIONS, EXCEPT
                                                                   PERCENTAGES)
Common Stock Equity.........................................  $4,250   $4,450    52.0%
Cumulative Preferred Stock..................................      15       15     0.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiaries Substantially All of Whose
  Assets are Junior Subordinated Debentures or Notes........     789      789     9.2
Senior Notes................................................     895    1,495    17.5
Other Long-Term Debt........................................   2,146    1,815    21.1
                                                              ------   ------   -----
          Total, excluding amounts due within one year of
            $706 million....................................  $8,095   $8,564   100.0%
                                                              ======   ======   =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) Reflects (i) the receipt in February 2001 of $200,000,000 in capital contributions from Southern; (ii) the redemption in February 2001 of $200,000,000 aggregate principal amount of First Mortgage Bonds, 6 5/8% Series due April 1, 2003; (iii) the issuance in February 2001 of $200,000,000 aggregate principal amount of Series F 5.75% Senior Notes due January 31, 2003, $150,000,000 aggregate principal amount of Series G 6.20% Senior Notes due February 1, 2006 and $100,000,000 aggregate principal amount of Series H 6.70% Senior Insured Quarterly Notes due March 1, 2011;
    (iv) the issuance in May 2001 of $90,000,000 aggregate principal amount of Series I 5.25% Senior Notes due May 8, 2003; (v) the repurchase in May 2001 of $46,000,000 aggregate principal amount of First Mortgage Bonds, 7.70% Series due May 1, 2025, $1,900,000 aggregate principal amount of First Mortgage Bonds, 6 7/8% Series due April 1, 2008 and $8,140,000 aggregate principal amount of First Mortgage Bonds, 6.07% Series due December 1, 2005; (vi) the proposed redemption in June 2001 of $75,000,000 aggregate principal amount of First Mortgage Bonds, 6.35% Series due August 1, 2003; and (vii) the proposed issuance of the Series I Senior Notes offered hereby.

                            RECENT RESULTS OF OPERATIONS

     For the twelve months ended March 31, 2001, the unaudited amounts for "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $4,987,000,000, $1,213,000,000 and $573,000,000, respectively. In the opinion of the management of the Company, the above unaudited amounts for the twelve months ended March 31, 2001 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the twelve months ended March 31, 2001 was 4.15.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series I Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $547,000,000 as of May 14, 2001. A portion of the Company's outstanding short-term indebtedness was incurred in May 2001 in connection with the Company's repurchase of $46,000,000 aggregate principal amount of its First Mortgage Bonds, 7.70% Series due May 1, 2025, $1,900,000 aggregate principal amount of its First Mortgage Bonds, 6 7/8% Series due April 1, 2008 and $8,140,000 aggregate principal amount of its First Mortgage Bonds, 6.07% Series due December 1, 2005.

                    DESCRIPTION OF THE SERIES I SENIOR NOTES

     Set forth below is a description of the specific terms of the Series I 5.25% Senior Notes due May 8, 2003 (the "Series I Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series I Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series I Senior Notes offered by this Prospectus Supplement constitute a further issuance of, and are consolidated and form a single series with, the Company's outstanding Series I 5.25% Senior Notes due May 8, 2003 issued on May 8, 2001 in the principal amount of $90,000,000. Upon completion of this offering, the aggregate principal amount of outstanding Series I Senior Notes will be $150,000,000. The Series I Senior Notes offered hereby will be issued in the aggregate principal amount of $60,000,000.

     The Company may, without the consent of the holders of the Series I Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series I Senior Notes. Any additional notes having such similar terms, together with the Series I Senior Notes, will constitute a single series of Senior Notes under the Senior Note Indenture.

     The entire principal amount of the Series I Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on May 8, 2003. The Series I Senior Notes are not subject to any sinking fund provision. The Series I Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series I Senior Note shall bear interest at the rate of 5.25% per annum from May 8, 2001, payable semiannually in arrears on May 8 and November 8 of each year (each, an "Interest Payment Date") to the person in whose name such Series I Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is November 8, 2001. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series I Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series I Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series I Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $856,000,000 outstanding at December 31, 2000. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series I Senior Notes will not be redeemable by the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series I Senior Notes. The Series I Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series I Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series I Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series I Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series I Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series I Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series I Senior Notes. Transfers of ownership interests in the
                                       S-5

Series I Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series I Senior Notes, except in the event that use of the book-entry system for the Series I Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series I Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series I Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series I Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series I Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series I Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series I Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series I Senior Note will not be entitled to receive physical delivery of Series I Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series I Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series I Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series I Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series I Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series I Senior Notes. In that event, certificates for the Series I Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to Salomon Smith Barney Inc. (the "Underwriter") and the Underwriter has agreed to purchase the entire principal amount of Series I Senior Notes.

    The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Series I Senior Notes are subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. The Underwriter is obligated to take and pay for all the Series I Senior Notes if any are taken.

    The Underwriter proposes initially to offer all or part of the Series I Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.15% of the principal amount of the Series I Senior Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.10% of the principal amount of the Series I Senior Notes. After the initial public offering, the public offering price and other selling terms may be changed.

    The underwriting discount to be paid to the Underwriter by the Company with this offering will be 0.25% per Series I Senior Note, for a total of $150,000. In addition, the Company estimates that it will incur other offering expenses of approximately $195,000.

    In order to facilitate the offering of the Series I Senior Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series I Senior Notes. Specifically, the Underwriter may over-allot in connection with this offering, creating short positions in the Series I Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series I Senior Notes, the Underwriter may bid for and purchase Series I Senior Notes in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing Series I Senior Notes in this offering, if the Underwriter repurchases previously distributed Series I Senior Notes in transactions that cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series I Senior Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series I Senior Notes. In addition, neither the Company nor the Underwriter makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Underwriter and its affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

    The Series I Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series I Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series I Senior Notes will be listed on any securities exchange.

                                  $60,000,000

                                   (GPC LOGO)

                          SERIES I 5.25% SENIOR NOTES
                                DUE MAY 8, 2003

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                  MAY 14, 2001
                          ---------------------------

                              SALOMON SMITH BARNEY

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